LIN Media LLC

LIN Television Corporation

One West Exchange Street, Suite 5A

Providence, Rhode Island 02903

September 3, 2013

VIA EDGAR TRANSMISSION AND EMAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Ajay Koduri

Re:                             LIN Media LLC
                                                LIN Television Corporation
                                                Registration Statement on Form S-3
                                                File No. 333-190234

Dear Mr. Koduri:

We refer to the registration statement on Form S-3 (File No. 333-190234) (as amended, the “Registration Statement”), of LIN Media LLC and LIN Television Corporation (the “Companies”) filed on July 30, 2013, as amended by Amendment No. 1 to the Registration Statement filed on August 23, 2013.

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Companies hereby respectfully request the acceleration of the effectiveness of the Registration Statement so that it may become effective at 4:00 p.m. (Eastern time) on Thursday, September 5, 2013 or as soon as practicable thereafter.

The Companies hereby acknowledge the following:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Companies from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Companies may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Companies hereby confirm that they are aware of their responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call Matthew D. Bloch of Weil, Gotshal & Manges LLP at (212) 310-8165 to confirm the effectiveness of the Registration Statement.

Very truly yours,

LIN Media LLC
LIN Television Corporation

By:	/s/ RICHARD J. SCHMAELING
	Name:	Richard J. Schmaeling
	Title:	Senior Vice President
Chief Financial Officer

cc:                                Denise M. Parent, Esq.

Senior Vice President Chief Legal Officer

LIN Media LLC

LIN Television Corporation

Matthew D. Bloch, Esq.

Weil, Gotshal & Manges LP

Glenn D. West, Esq.

Weil, Gotshal & Manges LP